SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

UNIVERSAL PROPERTY DEVELOPMENT & ACQUISITION CORPORATION
___________________________________________________________________
(Name of Issuer)

COMMON STOCK
__________________________________________
 (Title of Class of Securities)

91379U105
_________________________________________
(CUSIP Number)

Christopher McCauley, Esq.
14255 U.S. Highway 1, Suite 209
Juno Beach, FL 33408
(561) 630-2977
____________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 14, 2007
____________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ¤¤240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91379U105

1.	Names of Reporting Persons.

Mr. Christopher McCauley

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	Not applicable.
(b)	Not applicable.

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power	48,113,444*
Shares Bene-
ficially by	8.	Shared Voting Power	0
Owned by Each
Reporting	9.	Sole Dispositive	48,113,444*
Person With
10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	48,113,444*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)	5.4%*

14.	Type of Reporting Person (See Instructions)

IN

*The reporting person owns 20,000 restricted shares of UPDA Series A Convertible Preferred Stock (the “Preferred Stock”), which are convertible into 20,000,000 restricted shares of UPDA common stock. All of Mr. McCauley’s shares of Preferred Stock are currently convertible. As required by SEC rules, the share numbers and percentages noted above assume that all of these 20,000 shares of Preferred Stock beneficially owned by the reporting person have been converted to common stock. The calculation also includes the equivalent converted shares of other Preferred Stock holders as such shares are entitled to vote in all matters presented to the common shareholders of UPDA.

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.001 per share, of Universal Property Development & Acquisition Corporation (“UPDA”). UPDA has its principal executive offices at 14255 U.S. Highway 1, Suite 209, Juno Beach, FL 33408.

Item 2.  Identity and Background

This Amendment No. 1 to Schedule 13D is being filed by Mr. Christopher McCauley on an individual basis. Between May 2005 and June 17, 2005, Mr. McCauley was a consultant to UPDA. Mr. McCauley is currently a Vice President of UPDA and he has held those positions since June 17, 2005. Mr. McCauley is also a member of the board of directors of UPDA and has been on that board since June 17, 2005. Mr. McCauley’s business address is the UPDA principal executive office at 14255 U.S. Highway 1, Suite 209, Juno Beach, FL 33408.

During the last five years, Mr. McCauley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or could have resulted in, Mr. McCauley being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. McCauley is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On June 14, 2007, the board of directors of UPDA issued an aggregate of 26,944,444 shares of its common stock to Mr. McCauley in satisfaction of salary and bonuses owed to Mr. McCauley in the amount of $1,347,222 for his services as the company’s Vice President. In the above issuance the consideration paid for the shares issued was the elimination of an outstanding liability owed by UPDA to Mr. McCauley. As such, no funds were required to be paid by Mr. McCauley to UPDA in the above transaction.

On August 4, 2005, Mr. McCauley purchased an aggregate of 20,000 shares of UPDA Series A Convertible Preferred Stock (the "Preferred Stock") from UPDA for an aggregate purchase price of $200,000. Each share of the Preferred Stock is convertible into 1,000 shares of UPDA common stock. Mr. McCauley’s shares of Preferred Stock are currently convertible into 20,000,000 shares of UPDA common stock. Mr. McCauley paid for the shares of Preferred Stock by transferring securities owned by him with an aggregate market value of $200,000 to UPDA. This transfer occurred on August 4, 2005.

All of the above described issuances of UPDA common stock and Preferred Stock to Mr. McCauley were approved by the board of directors of UPDA.

Item 4.  Purpose of Transaction

Mr. McCauley engaged in the above described transactions in order to provide UPDA with working capital for its operations and to help reduce the company’s use of cash for the payment of salaries, fees and bonuses owed to Mr. McCauley. At the present time, Mr. McCauley considers the shares of common stock and Preferred Stock of UPDA owned by him (collectively, the "Shares") to be an attractive long term investment and, accordingly, subject to the conditions set forth below, he currently intends to continue to hold the Shares. However, subject to the restrictions of applicable federal and state securities laws, Mr. McCauley may in the future purchase additional Shares or sell Shares, as appropriate, either in the open market or in privately negotiated transactions.

Except as described above, Mr. McCauley does not have any plans or proposals which relate to or would result in:

  (a)  The acquisition by any person of additional securities of UPDA, or the disposition of securities of UPDA;

  (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UPDA or any of its subsidiaries;

  (c)  A sale or transfer of a material amount of assets of UPDA or any of its subsidiaries;

  (d)  Any change in the present board of directors or management of UPDA, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

  (e)  Any material change in the present capitalization or dividend policy of UPDA;

  (f)  Any other material change in UPDA's business or corporate structure including but not limited to, if UPDA is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

  (g)  Changes in UPDA's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UPDA by any person;

  (h)  Causing a class of securities of UPDA to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i)  A class of equity securities of UPDA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

  (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

Mr. McCauley currently owns 28,113,444 shares of UPDA common stock, and 20,000 shares of Preferred Stock that are currently convertible into shares of UPDA common stock. Each share of Preferred Stock is convertible into 1,000 shares of UPDA common stock and the holders of shares of Preferred Stock are entitled to vote in all matters presented to the common shareholders of UPDA on an “as converted” basis. Accordingly, 20,000,000 shares of UPDA common stock are issuable to Mr. McCauley upon the conversion of the shares of Preferred Stock owned by Mr. McCauley, and Mr. McCauley is entitled to vote those shares in all matters presented to UPDA’s common shareholders. Therefore, the 28,113,444 shares of UPDA common stock currently owned by Mr. McCauley, aggregated with the 20,000,000 shares of common stock underlying Mr. McCauley’s Preferred Stock that are beneficially owned by Mr. McCauley, constitute 5.4% of UPDA’s currently outstanding voting capital stock.

Mr. McCauley has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition with respect to all such shares of common stock that Mr. McCauley is deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

Signature:

Name/Title:	Christopher McCauley